Exhibit 99.2

Professionals in resources, mining, processing, construction and the environment	www.cam-llc.com

October 24, 2011

CONSENT OF AUTHOR
Filed via SEDAR and EDGAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Director of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
Superintendent of Securities, Yukon
United States Securities and Exchange Commission

Chlumsky, Armbrust & Meyer, LLC, does hereby consent to the filing of the technical report titled "NI 43-101 Technical Report, Dolores Gold-Silver Project, Chihuahua, Mexico" dated September 30, 2011 (the "Technical Report") with the addressed securities commissions and regulatory authorities. We further consent to the use of extracts from, and a summary of, the Technical Report in the May 4, 2011 press release (the "Press Release") of Minefinders Corporation Ltd. (the "Company") and to the reference to our name and the incorporation by reference of the Technical Report or any portion or summary thereof (consistent with the summary in the Press Release) into the Company's Form F-10 Registration Statement (No. 333-170839) as filed with the United States Securities and Exchange Commission.

We also certify that we have read the Press Release and that it fairly and accurately represents the information in the Technical Report.

Dated this 24th Day of October, 2011.

Sincerely,
Chlumsky, Armbrust & Meyer, LLC

Per:	"Michael J. Read"
Name:	Michael J. Read
Position:	Principal

12600 W. Colfax Ave., Suite A-140
Lakewood, Colorado 80215
Telephone: (303) 716-1617
Fax: (303) 716-3386